CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur, Malaysia

Via Edgar

October 5, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CBL International Ltd (the “Company”)

Amendment No. 3 to Registration Statement on Form F-1

Filed September 29, 2022

File No. 333-267077

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated October 4, 2022 (the “Staff’s Letter”) regarding Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Registration Statement on Form F-1 filed September 29, 2022

Exhibit Index

Exhibit 99.5, page II-2

1.	We note the language in the second to the last paragraph of the legal opinion, which states that the opinion is “solely” for the benefit of the addressee (the company) and cannot be relied upon by others without prior written notice. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

Response: We respectfully advise the Staff that the disclaimer has been deleted from the opinion and a new opinion is being filed as Exhibit 99.5 to the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Teck Lim CHIA
CBL International Limited
Chief Executive Officer
Encl.